

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mr. Donald Paliwoda
Chief Accounting Officer
Mobilepro Corp.
401 Professional Drive
Suit 128
Bethesda, MD 20879

June 25, 2009

Re: **Mobilepro Corp.**
Form 10-K for the fiscal year ended March 31, 2008
Filed June 27, 2008
File no. 0-51010

Dear Mr. Paliwoda:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director